January 20, 2006

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Decker:

The following is the Company’s response to your letter dated January 10, 2006. The comments included in your letter are presented in italics below, followed immediately by the Company’s applicable response.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please provide your intended disclosure. These revisions should be included in your future filings.

Synthetech, Inc. Response:

The Company will make revisions in relevant future SEC filings as indicated below.

Management’s Discussion and Analysis

Operations, page 17

2.	We note your discussion of the business reasons for the changes between periods in gross income; research and development; and selling, general and administrative. In circumstances where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Your discussion should include information that does not clearly appear in the financial statements. Your discussion should not merely repeat numerical data contained in the financial statements or recite amounts that are readily computable from the financial statements. See Financial Reporting Codification 501.04.

Synthetech, Inc. Response:

The Company will quantify in its future MD&A discussions the material incremental impact of individual business reasons resulting in changes to the identified line items.

With regards to this comment we reviewed Form 10-K for the year Ended March 31, 2005. For Gross Income; Research and Development; and Selling, General and Administrative Expense we will modify our future disclosure to quantify the impact of individually material business reasons for a change in a financial line item.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2005

Gross Income:

Under Gross Income we state the following:

Compared to fiscal 2004, fiscal 2005 gross income benefited from lower manufacturing labor and maintenance costs.

For future filings, we will modify this disclosure to read as follows:

Compared to fiscal 2004, fiscal 2005 departmental manufacturing costs decreased a total of $661,000 which includes a $442,000 and $204,000 decrease in manufacturing labor and maintenance costs, respectively.

Research and Development:

Under Research and Development we state the following:

The decrease in R&D expense for fiscal 2005, compared to 2004 is primarily due to lower labor costs resulting from a decreased number of chemists.

For future filings, we will modify this disclosure to read as follows:

Human resource costs decreased $76,000 in fiscal 2005 compared to 2004. The decrease was primarily the result of a decrease in the number of chemists, additionally; fiscal 2004 includes approximately $30,000 of employee relocation expenses which did not recur in fiscal 2005. The amount of R&D department costs charged to the manufacture of small scale products can cause fluctuations between reporting periods in the amount of reported R&D expense. R&D department costs charged to inventory in fiscal 2005 and 2004 were $113,000 and 150,000, respectively.

Selling, General and Administrative:

Under Selling, General and Administrative we state the following:

The increase in SG&A expense for fiscal 2005 compared to fiscal 2004 reflects hiring a Director of Business Development in August 2003, and a Director of Business Development for Europe in February 2004 and consulting fees for marketing and strategic development services. In addition, in response to the more demanding corporate governance environment, our Board of Director fees and related compliance and professional fees have also increased.

For future filings, we will modify this disclosure to read as follows:

Primarily as a result of hiring a Director of Business Development in August 2003, and a Director of Business Development for Europe in February 2004, the human resource component of SG&A increased $163,000 in fiscal 2005 compared to 2004. Primarily in response to a more demanding corporate governance environment, our Board of Director fees, legal fees and the cost of directors and officers liability insurance increased $119,000 in fiscal 2005 compared to 2004. Consulting fees for marketing and strategic development services increased $105,000 in fiscal 2005 compared to 2004.

Financial Condition, Liquidity and Capital Resources, page 23

3.	We note in the first paragraph on page 34 that you have the ability to quickly liquidate your marketable securities. In your liquidity section, expand your disclosure to explain your ability to quickly liquidate your marketable securities and discuss whether there is a ready market for these securities.

Synthetech, Inc. Response:

We will add the following paragraph to our Financial Condition, Liquidity and Capital Resources section of Form 10-Q for the period ended December 31, 2005:

Marketable Securities

Synthetech’s portfolio of AAA rated marketable securities at December 31, 2005 consists of auction rate preferred shares from three issuers. The auction rate securities are subject to auction every 7 to 28 days. At auction, a holder may choose to continue to hold their securities at a new market rate, sell their securities at par or purchase more securities. The market for high quality auction rate securities has been liquid and Synthetech presently has the ability to liquidate its positions in these securities at any time with limited interest rate risk. Synthetech’s marketable securities are held with a major financial institution in the Company’s name.

Note B. Summary of significant Accounting Policies

Marketable securities, available-for-sale, page 33

4.	Please explain to us why you reflected your municipal bonds as a current asset when the stated maturities are between November 2018 and November 2032.

Synthetech, Inc. Response:

Synthetech’s portfolio of auction rate municipal bonds are subject to auction every 7 to 35 days. At each auction, holders of auction rate securities may choose to continue to hold their securities, potentially at a new market-determined rate, sell their securities at par or purchase more securities at the new rate. The ability to sell auction rate municipal bonds at par, every 7 to 35 days, is the basis for including the investments in current assets. Disclosure of the stated maturities of the underlying municipal bonds was included to provide the reader with a better understanding of the particular investment. Synthetech’s portfolio of auction rate municipal bonds was liquidated at par in August 2005.

Note D. Property, Plant and Equipment, page 38

5.	Please indicate the useful life (or range of useful lives) for each major category of your property, plant and equipment you identify in Note D.

Synthetech, Inc. Response:

Synthetech will modify future disclosure of property, plant and equipment as follows:

NOTE D.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and depreciable lives are summarized as follows:

		March 31,
	Depreciable Life
	In Years	2005	2004
Land		$241,000	$241,000
Buildings	15 - 40	1,609,000	6,841,000
Machinery and equipment	5 - 17	2,199,000	14,732,000
Laboratory equipment	5 - 17	1,011,000	1,005,000
Furniture and fixtures	3 - 5	45,000	380,000
Construction in progress		--	43,000

		5,105,000	23,242,000

Less:
Accumulated depreciation		(605,000)	(11,448,000)

		$4,500,000	$11,794,000

Item 9A. Controls and Procedures, page 46

6.	We note your disclosure that your “Chief Executive Officer and the Chief Financial Officer concluded that Synthetech’s disclosure controls and procedures were effective as of the end of the fiscal year ended March 31, 2005, particularly during the period in which this Annual Report on Form 10-K was being prepared.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Synthetech, Inc. Response:

Synthetech will modify future disclosures as follows:

Synthetech maintains a system of disclosure controls and procedures designed to provide reasonable assurance as to the reliability of our published financial statements and other disclosures included in our reports under the Securities Exchange Act of 1934. In accordance with Rule 13a-15(b) of the Securities and Exchange Act of 1934, our management evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of Synthetech’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that Synthetech’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Synthetech in this Quarterly Report on Form 10-Q was accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

There has been no change in our internal control over financial reporting during the third quarter ended December 31, 2005 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Synthetech’s Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls and internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Synthetech have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple mistake or error. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Form 10-Q for the Period Ended September 30, 2005

General

7.	Please address the comments above in your interim filings as well.

Synthetech, Inc. Response:

The Company will address the comments as noted above in its Reports on Form 10-Q, commencing with its Report for the quarter ended December 31, 2005.

Management’s Discussion and Analysis, page 14

8.	Discuss any seasonal aspects of your business which have had a material effect upon your financial condition or results of operations. In this regard, we note from the quarterly financial data presented in your Form 10-K on page 45, that in the fourth quarters of both fiscal 2005 and 2004, revenues have been significantly higher than in other quarters. See instruction 5 to Item 303 (b) of Regulation S-K.

Synthetech, Inc. Response:

The Company discloses in its Management Discussion and Analysis that the level of Synthetech’s revenue will continue to be volatile from period to period. This is primarily due to the level of revenue from, and the timing of shipments relating to, large-scale customer projects. There is no seasonality to the manufacture and shipment of large-scale or other customer projects.

As requested in your letter, we acknowledge the following:

•	Synthetech is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Synthetech may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have questions regarding any of the above responses.

Sincerely,

/s/ GARY WEBER

Gary Weber

Vice President of Finance, CFO

541 812-6035